Exhibit 99.1

Vertical Aerospace and Aciturri Aerostructures Announce Long-Term Airframe Partnership for the VX4

•	Aciturri to supply the airframe for Vertical’s VX4 aircraft, providing manufacturing engineering and design support

•	Advances Vertical’s strategy of initiating production with long-range parts purchasing, a key element of Vertical’s Flightpath 2030 plan as the company moves towards certification and production

London, UK, New York, USA, & Miranda de Ebro, Spain – 4 August 2025 – Vertical Aerospace (“Vertical”) (NYSE: EVTL), a global aerospace and technology company that is pioneering electric aviation, today announced a long-term strategic partnership with Aciturri Aerostructures (“Aciturri”), a leading global aerostructures supplier, to build the airframe for Vertical’s electric and hybrid-electric vertical take-off and landing (eVTOL) aircraft, the VX4.

Under the partnership agreement, Aciturri will supply the entire airframe, including the wing, empennage, pylons and fuselage, of both the pre-production and, subject to certification, certified VX4 that will enter into service. In addition, Aciturri will also have engineering responsibility for several structural components and will provide concurrent manufacturing engineering for the airframe programme, providing the conditions for the VX4 to be built efficiently, reliably, and at scale.

Aciturri brings nearly 50 years of experience in commercial aircraft programs, including the design and manufacturing of major airframe components for Airbus, Boeing, and Embraer, including the A320, B737 and Embraer KC-390, as well as proven experience developing airframes for eVTOL programs, such as those for Eve Air Mobility and Lilium.

By combining the expertise of Vertical’s engineering team with Aciturri’s proven track record in high-quality aerospace manufacturing, this partnership continues Vertical’s progress towards certification and scalable production of the VX4.

Stuart Simpson, CEO of Vertical Aerospace said, "As we accelerate toward commercialization, the VX4 demands an airframe built specifically for the unique challenges of eVTOL and the highest levels of safety certification. As a leading, global supplier, Aciturri brings the world-class capability, agility, and technical excellence we need to turn great designs into great aircraft. Their proven track record makes them the ideal partner as we advance our mission to deliver the safest, most versatile aircraft in the skies."

Manuel Gonzalez Relaño, CEO at Aciturri Aerostructures said, “Aciturri and Vertical share a strong commitment to advancing the future of air mobility by redefining urban transport with sustainable electric flight. With Vertical’s position as Europe’s leading eVTOL company, we look forward to partnering together through development, certification, and production to deliver a globally exportable and commercially viable eVTOL aircraft.”

This partnership reflects Vertical’s strategy of initiating production with long-range parts purchasing, a key element of the company’s Flightpath 2030 plan, as it moves to certification and production. It follows the announcement of Vertical’s expanded partnership with Honeywell to supply flight control and aircraft management systems for the VX4 and builds on Vertical’s recent milestone of completing its first airport to airport flights.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

About Aciturri

A family company founded in 1977, Aciturri is one of the main references worldwide in the development and manufacture of aeronautical components. With a turnover of around 500 million euros, the company has two lines of business; design, manufacture and assembly of aerostructures (wing, fuselage, empennage, fairings, movables…) and the manufacture of engine components: primary structures, casings, rings and high precision machining.

Its customers include the main manufacturers in the sector: Airbus, Airbus Defence and Space, Boeing, Embraer, Deutsche Aircraft, Eve Air Mobility, Calidus, Dassault, Safran Landing Systems, Safran Aircraft Engines, ITP Aero, and Rolls Royce.

The company currently has over 3,100 employees and work centres in Spain, Portugal, Brazil, France and Morocco.

For more information, visit www.aciturri.com

Vertical Aerospace Media Contact

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Aciturri Media Contact

Nacho Fernández, Head of Communications: comunicacion@aciturri.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Aciturri’s obligations under the partnership agreement and the assumptions underlying the Company’s Flightpath 2030 goals, the efficiencies, reliability and expertise expected, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, certification and the commercialization of both the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, expectations surrounding pre-orders and commitments, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our dependence on partners and suppliers for the components in our aircraft and for operational needs; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.